April 30, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction Ms. Kate McHale, Staff Attorney

	Re:	Select Interior Concepts, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001723866

Dear Mr. Ingram:

This letter is submitted on behalf of Select Interior Concepts, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 31, 2018 (the “Registration Statement”), as set forth in your letter dated February 27, 2018 addressed to Mr. Tyrone Johnson, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 1 to the draft Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments, for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended. We are providing for the Staff’s reference six (6) copies of Amendment No. 1 and the exhibits filed therewith, four (4) copies of which have been marked to show the changes made to the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment in boldfaced print. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1.

General

1.	We note that the registration statement includes a number of placeholders for non-430A information. Please include non-430A information in your next amendment.

The Company has included all missing non-430A information in Amendment No. 1, including in “Summary—Summary Historical and Pro Forma Consolidated Financial Information” (pages 15-17), “Selected Historical and Pro Forma Consolidated Financial Information” (pages 59-61), “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (pages 62-81), “Our Business” (pages 82-90), the Audited Consolidated Financial Statements of Select Interior Concepts, Inc. for the Years Ended December 31, 2017 and 2016 (pages F-3 – F-45), and the Unaudited Pro Forma Condensed Consolidated Financial Statements of Select Interior Concepts, Inc. for the Year Ended December 31, 2017 (page F-58).

U.S. Securities and Exchange Commission

April 30, 2018

Use of Proceeds, page 45

2.	In accordance with Item 504 of Regulation S-K, please state the approximate amount intended to be used for each such purpose.

The Company has revised the disclosure in “Use of Proceeds” (page 52).

Executive Compensation

Summary Compensation Table, page 90

3.	We note that the Summary Compensation Table does not include the bonus amounts for executives but purports to calculate the total compensation amount. Please do not include the value of total compensation if there are missing components.

The Company has revised the Summary Compensation Table in “Executive and Director Compensation—Executive Compensation” (page 105) to include both the bonus amounts and the value of total compensation with respect to each named executive officer for fiscal year 2017.

Narrative to Summary Compensation Table, page 91

4.	Please include the material terms of the non-equity incentive compensation awards. In addition, we note that these awards were issued under the 2017 Incentive Compensation Plan; however, on page 95, you describe this plan as providing “for the granting of equity-based awards.” Please reconcile this disclosure.

The Company has revised the disclosure in “Executive and Director Compensation—Executive Compensation—Narrative to Summary Compensation Table—Named Executive Officer Compensation—Equity and Cash-Settled Equity-Based Awards” (page 107) to describe the material terms of the cash-settled equity-based awards. The Company has also revised the disclosure in “Executive and Director Compensation—Executive Compensation—Narrative to Summary Compensation Table” (page 106) and “Executive and Director Compensation—2017 Incentive Compensation Plan (page 111) to clarify that the Company’s 2017 Incentive Compensation Plan provides for the granting of both equity and cash-settled equity-based awards.

Annual Cash Bonus, page 92

5.	Please disclose the “annual individual and company performance objectives established by our board of directors” used to determine the cash bonuses for executives.

The Company has revised the disclosure in “Executive and Director Compensation—Executive Compensation—Narrative to Summary Compensation Table—Named Executive Officer Compensation—Annual Cash Bonus” (page 107) to disclose the Company performance objectives considered by the compensation committee of the board of directors of the Company in determining the annual cash bonuses for the Company’s named executive officers.

U.S. Securities and Exchange Commission

April 30, 2018

Equity Awards, page 92

6.	Please elaborate on how these awards were determined.

The Company has revised the disclosure in “Executive and Director Compensation—Executive Compensation—Narrative to Summary Compensation Table—Named Executive Officer Compensation—Equity and Cash-Settled Equity-Based Awards” (page 107) to elaborate on how the equity and equity-based awards granted under the Company’s 2017 Incentive Compensation Plan to the Company’s named executive officers in fiscal year 2017 were determined by the Company’s board of directors.

Exhibits

7.	Please include the Sharpen Business Analytics Consulting Agreement as an exhibit.

The Company acknowledges the Staff’s comment and will file the Sharpen Business Analytics Consulting Agreement as Exhibit 10.17 in a later amendment to the Registration Statement.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely,

/s/ Mark J. Kelson
Mark J. Kelson, Esq.

cc:	Tyrone Johnson, Select Interior Concepts, Inc.

Kendall R. Hoyd, Select Interior Concepts, Inc.

William Wong, Esq., Greenberg Traurig, LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Zeidel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP